Cooper Industries
P.O. Box 4446
Houston, Texas 77210-4446
600 Travis, Suite 5600
Houston, Texas 77002-1001
Phone: (713) 209-8400
April 15, 2008
VIA EDGAR CORRESPONDENCE FILE
Mr. Larry Spirgel – Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Cooper Industries, Ltd. (“Cooper”)
Annual Report on Form 10-K for the fiscal year ended December 31, 2007
Filed February 22, 2008
Definitive Proxy Materials filed on Schedule 14A on March 13, 2008
File no. 1-31330
Dear Mr. Spirgel:
We are writing in response to the Staff’s comment letter dated April 1, 2008 with respect to the above-referenced File. We will comply with your comments in future filings as explained in our responses below.
Form 10-K for the Fiscal Year ended December 31, 2007
Item 1. Legal Proceedings
1.	The Bankruptcy Court for the District of Delaware confirmed Federal-Mogul’s plan of reorganization and Federal-Mogul emerged from bankruptcy in December 2007. In order to facilitate Federal-Mogul emerging from bankruptcy before year-end 2007, the Bankruptcy Court deferred issuing its final ruling on Plan A into 2008. In the first quarter of 2008, subsequent to the filing of our 2007 10-K, the Judge presiding over Federal-Mogul’s bankruptcy concluded hearings on Plan A and indicated that she will be issuing a ruling. At this time, there are two mutually exclusive alternatives, which are referred to as Plan A or Plan B, to resolve these matters related to our former Automotive Products business. Plan A involves resolution of our liability for asbestos claims arising from our former Abex Friction Products business by participating in Federal-Mogul’s 524(g) asbestos claimants’ trust arising from the Federal-Mogul proceedings. Under Plan A, the future payments to the 524(g) trust are a fixed amount that are subject to reduction for insurance proceeds received in the future. As such,

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 15, 2008

we believe there is no material loss under Plan A in excess of the amount accrued. We have been accounting for this contingency under Plan A since December 2005, when the initial agreement was reached with the parties involved in the Federal-Mogul bankruptcy proceedings. As noted in our 10-K, the exact manner in which this matter will be resolved is not known.
In our future filings, we will continue to disclose the current status of the asbestos litigation relating to our former Automotive Products business. Our future filings, beginning with our Form 10-Q for the quarter ended March 31, 2008, will include a rollforward of the discontinued operations liability reflecting the gross amounts of the adjustments to our loss accrual for each of the periods covered in our income statements. We will also disclose the gross amounts of anticipated insurance recoveries included in such accrual as of each relevant balance sheet date. The accrual for legal costs related to asbestos litigation claims at December 31, 2007 was immaterial and is anticipated to be immaterial during 2008 as it includes an estimate of associated legal costs up to the anticipated implementation date of the Modified Plan A Settlement Documents, which, if Plan A is approved by the Bankruptcy Court, is anticipated to be in 2008.
Plan B, which has been approved by the Bankruptcy Court, involves resolution of our liability for asbestos claims arising from our former Abex Friction Products business through the tort system and would apply if the Bankruptcy Court does not approve our participation in the Federal-Mogul 524(g) trust. Under Plan B, the disclosures and the reporting and accounting would change such that the insurance and the indemnity and defense accruals would be separate assets and liabilities on Cooper’s balance sheet. In addition, the disclosure would set forth a separate rollforward of these accruals and additional disclosure would be added as appropriate.
In addition, we will move our introductory paragraph to the end of this section in our future filings and include subtitles within this section so that it is clear that our potential exposure relating to the asbestos litigation is not ordinary course litigation.
Definitive Proxy Materials on Schedule 14A, filed on March 13, 2008
2.	As requested, in future filings we will identify the companies used by the Compensation Committee for benchmarking purposes.

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 15, 2008

In connection with responding to the Staff’s comments, we acknowledge that:
•	Cooper is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cooper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or require additional information concerning our response, please feel free to contact me at (713) 209-8413 or, in my absence, Rick L. Johnson, Vice President, Controller and Chief Accounting Officer at (713) 209-8460.
Sincerely,
/s/ Terry A. Klebe
Terry A. Klebe
Senior Vice President and Chief Financial Officer
cc: Paul Fischer — SEC by facsimile at (202) 772-9205